Exhibit (a)(5)(D)

BROOKFIELD PROPERTY PARTNERS REMINDS UNITHOLDERS OF SUBSTANTIAL ISSUER

BID EXPIRY

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, March 21, 2019 — Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) reminds holders of its limited partnership units (“BPY Unitholders”) that its previously announced substantial issuer bid (the “Offer”) to purchase up to $405,000,000 of its limited partnership units (the “BPY Units”) for cash will expire at 5:00 p.m. (Eastern time) on March 25, 2019.

The Offer is being made by way of a “modified Dutch auction,” which allows Unitholders to select the price, within the specified range, at which each Unitholder is willing to sell all or a portion of the Units that such Unitholder owns. The Offer prices range from $19.00 to $21.00 per Unit (in increments of $0.10 per Unit).

Unitholders are urged to consult the formal offer to purchase and issuer bid circular, together with the letter of transmittal and notice of guaranteed delivery (the “Offer Documents”) for the terms and conditions of the Offer and instructions for tendering Units. The Offer Documents were mailed to Unitholders or their designated brokers, and are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

None of BPY nor its Board of Directors makes any recommendation to Unitholders as to whether to tender or refrain from tendering any or all of their Units in the Offer or as to the purchase price or prices at which Unitholders may choose to tender Units.

Unitholders are urged to read the Offer Documents carefully and in their entirety, and to consult their own financial, tax and legal advisors and to make their own decisions with respect to participation in the Offer.

Any questions or requests for assistance in tendering Units in the Offer may be directed to D.F. King Canada (“DF King”), the information agent for the Offer at inquiries@dfking.com or toll free at 1-800-332-6179.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Units.

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Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with approximately $87 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, logistics, hospitality, self-storage, student housing and

Brookfield Property Partners L.P.

manufactured housing assets. Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $350 billion in assets under management.

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Contact:

Matthew Cherry

Senior Vice President, Investor Relations & Communications

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com